

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 27, 2009

Mr. G. Les Austin
Chief Financial Officer
RAM Energy Resources, Inc.
5100 East Skelly Drive, Suite 650
Tulsa, Oklahoma 74135

> **Re:** **RAM Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2009**
> **Response Letter dated July 15, 2009**
> **File No. 000-50682**

Dear Mr. Austin:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Supplementary Oil and Natural Gas Reserve Information, page 69

1.   We have reviewed your response to prior comment 14 of our letter dated June 30, 2009, concerning the increase in the portion of your reserves that are undeveloped. We note that in 2008 you only developed 10% of your proved undeveloped reserves and that in 2009 you are only planning to develop 14% of your proved undeveloped reserves.

As you may know, before recognizing proved reserves you must be reasonably certain that these quantities will be recovered in the future under existing economic and operating conditions to comply with Rule 4-10(a)(2) of Regulation S-X. If you are encountering delays in developing your reserves, the level of certainty may decline to the point that these quantities may no longer qualify as proved. We do not often find reasonable certainty established for reserves which are not scheduled to be developed within five years of being recognized as proved.

Please tell us why you believe that the quantities which you are reporting as undeveloped reserves still qualify as proved, the date(s) they were first booked as proved, and the date(s) by which you expect to have them developed.

Reserve Reports

Ascent Energy – Forrest A. Garb & Associates; Williamson Petroleum Consultants

2.   The information about gas properties on pages A15–A18 and A25-A26 of the report referenced above indicates that reserves are included in the total for properties that are also showing a negative undiscounted cash flow. If you are unable to explain how these meet the definition of proved reserves, it may be necessary tp remove these quantities from your estimates of total proved reserves.

3.   Please tell us the production volumes from the NE Fitts Unit (Hunton/Viola) in 2008.

4.   Please tell us the production volumes from the NE Fitts Unit (McAlester) in 2008.

5.   We note that Garb has assumed future operating costs for the proved producing reserves in the NE Fitts Unit (Hunton/Viola) of $14.65 per barrel equivalent, while for the NE Fitss Unit (McAlester) they have used $24.83 per barrel equivalent. Please explain how these costs were determined and, given that these are in the same field, why there is such a large difference between the two.

6.   Please tell us when reserves for the Lafourche (Knowles) were first booked as proved and when you plan to develop it. Also please provide us with the technical support that justifies the reserve estimate and classification of this well.

Definitive Proxy Statement on Schedule 14A filed April 2, 2009

Performance-Based and Incentive Compensation, page 14

7.   We note your response to our prior comment six. In this regard, you provide little discussion and analysis of the effect of individual performance on compensation despite disclosure suggesting it is a factor considered by the committee in determining both base salary and incentive compensation. Please provide additional detail and analysis of how individual performance contributed to actual 2008 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and

specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Tim Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director